October 12, 2022

VIA EDGAR

Robert Babula

Gus Rodriguez

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2022
File No. 001-38003

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 26, 2022, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 30, 2022, File No. 001-38003 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Robert Babula

Gus Rodriguez

Irene Barberena-Meissner

Loan Lauren Nguyen

U.S. Securities and Exchange Commission

October 12, 2022

Preliminary Proxy Statement on Schedule 14A, filed on August 30, 2022

General

1.	Item 1 in your preliminary proxy statement appears to ask your shareholders to consider and vote on the tracking stock proposal to approve the adoption of an amendment and restatement of your amended and restated certificate of incorporation, among other things, to (1) reclassify your existing common stock as Class A common stock, par value $0.01 per share and (2) distribute tracking stock to be designated as Class B common stock, par value $0.01 per share to existing holders of Class A common stock. Please clarify whether you are asking shareholders to approve your distribution of tracking stock and, if so, please revise your proxy statement to state this clearly. Also, tell us whether shareholders will have the opportunity to vote on any subsequent distributions of tracking stock. If not, please clarify.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 1 and 5 of Amendment No. 1.

2.	Please expand your disclosures regarding the CORE Assets and your dividend policy to provide context for Item 1. We note your related disclosures in the registration statement on Form S-3 that you filed concurrently with this preliminary proxy statement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 9, 10, 11 and 12 of Amendment No. 1.

3.	Please revise this proxy statement, as necessary, to reflect corresponding revisions made in response to our comments on the related registration statement on Form S-3 that you filed concurrently with this preliminary proxy statement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 1 to reflect corresponding revisions made in response to the Staff’s comments on the related registration statement.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP